UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 333-161911-01

ENTERGY TEXAS RESTORATION FUNDING, LLC
(Exact name of issuing entity as specified in its charter)

Commission File Number of Depositor and Sponsor: 001-34360

ENTERGY TEXAS, INC.
(Exact name of depositor and sponsor as specified in its charter)

Capital Center
919 Congress Avenue, Suite 840-C
Austin, Texas 78701
(512) 487-3982
(Address, including zip code, and telephone number, including area code, of registrant’s principal offices)

Senior Secured Transition Bonds, Tranche A-1
Senior Secured Transition Bonds, Tranche A-2
Senior Secured Transition Bonds, Tranche A-3
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Texas Restoration Funding, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: September 26, 2022

ENTERGY TEXAS RESTORATION FUNDING, LLC
(Issuing Entity)

By: Entergy Texas, Inc. as servicer

    /s/ Barrett E. Green
Name: Barrett E. Green
Title: Vice President and Treasurer